

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 11, 2017

Brian Carolan
Vice President, Chief Financial Officer
Commvault Systems, Inc.
1 Commvault Way
Tinton Falls, NJ 07724

> **Re: Commvault Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2017**
> **Filed May 5, 2017**
> **Form 10-Q for the Quarter Ended June 30, 2017**
> **Filed July 26, 2017**
> **File No. 001-33026**

Dear Mr. Carolan:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services